

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2019

Wei Fan
Chief Executive Officer
Proficient Alpha Acquisition Corp
40 Wall Street
29th Floor
New York, NY 10005

> **Re: PROFICIENT ALPHA ACQUISITION CORP**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 5, 2019**
> **CIK No. 0001764711**

Dear Mr. Fan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Effecting a Business Combination, page 3

1.   We note the revisions you made in response to comment two of our letter dated March 12, 2019. Please be aware that we may object to limitations on shareholder reliance on a fairness opinion that you discuss in a proxy or information statement or tender offer documents in connection with a business combination transaction. Please see our Compliance and Disclosure Interpretations regarding Regulation M-A and Related Rules.

Exclusive Forum Selection , page 71

2.   We note your disclosures that the exclusive forum provision will not apply to suits brought to enforce duties or liabilities created by the Securities Act or the Exchange Act. As requested in comment five of our letter dated March 12, 2019, please also ensure that the exclusive forum provision, as it appears in your amended and restated articles of incorporation, states this clearly as well.

     You may contact David Irving, Staff Accountant, at 202-551-3321 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long, Assistant Director, at 202-551-3765 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Financial Services